No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On March 8, 2004, Honda Motor Co., Ltd. delivered an FCX fuel cell vehicle to Idemitsu Kosan Co., Ltd. (Head Office: Tokyo, President: Akihiko Tembo), in a delivery ceremony held at Tokyo International Forum, in Chiyoda-ku, Tokyo. (Ref. #A04-012)

Exhibit 2:

On March 19, 2004, Thai Honda Manufacturing Co., Ltd. (Thai Honda) commemorated the 10 million unit milestone in local motorcycle production, announced Asian Honda Motor Co., Ltd., Honda’s Bangkok-based ASEAN regional headquarters.

Exhibit 3:

On March 25, 2004, Honda Motor Co., Ltd. announced that despite an overall decline in exports, domestic production increased in February, based on strong domestic sales of the new Odyssey, Life mini-vehicle. (Ref. #C04-019)

Exhibit 4:

On March 29, 2004, Honda Motor Co., Ltd. announced that it acquired its treasury stock pursuant to the provisions of Article 210 of the Japanese Commercial Code.

Exhibit 5:

On March 31, 2004, Honda Motor Co., Ltd. announced that the CBR1000RR Super Sport motorcycle will go on sale, April 20, 2004. (Ref. #M04-019)

Exhibit 6:

English translation of the Notice of Record Date that appeared on the March 12, 2004 issue of the Nippon Keizai Shimbun

Exhibit 7:

Notice of Record Date and Proposed Year End Dividend for Period ending March 31, 2004

Exhibit 8:

Third Quarter Report of fiscal third quarter report and nine months period ended December 31, 2003 (which was mailed to ADR shareholders in March 2004)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: April 14, 2004

ref.#A04-012

Honda Delivers its Fuel Cell Vehicle FCX to Idemitsu Kosan Co., Ltd.

TOKYO—March 8, 2004—Honda Motor Co., Ltd. today delivered an FCX fuel cell vehicle to Idemitsu Kosan Co., Ltd. (Head office: Tokyo, President: Akihiko Tembo), in a delivery ceremony held at Tokyo International Forum, in Chiyoda-Ku, Tokyo.

This Honda FCX to Idemitsu is the 10th vehicle that Honda has supplied since December 2002 when Honda delivered FCX vehicles both in US and Japan on a same day. The other nine FCX vehicles comprises four units in Japan; one to the Japanese Cabinet Office, the Ministry of the Environment, the Ministry of Economy, Trade and Industry, and Iwatani International Corporation, respectively, and five units to the city of Los Angeles in the U.S. Idemitsu Kosan is the second private company to which Honda has delivered one of its FCX vehicles.

The delivery of the FCX to Idemitsu Kosan, a Japanese energy company mainly involved in the petroleum business, is expected to expedite the data collection and technical development of both the vehicle and the hydrogen supply infrastructures that are essential for the diffusion of fuel cell vehicles.

The FCX adopts Honda’s independently developed high-efficiency, high-output ultra-capacitor energy storage system to achieve powerful, responsive driving performance. The layout of the powertrain’s structural components is optimized to attain a spacious interior for four adults in a compact body that maintains a high level of collision safety performance in all directions.

Photo: FCX Fuel cell vehicle

Specifications of Honda FCX

Name		FCX
Number of occupants		4
Max. speed		150km/h
Motor	Max. output	60kW (82PS)
	Max. drive torque	272N•m (27.5 kg•m)
	Type	AC synchronous electric motor (manufactured by Honda)
Fuel cell stack (2 units)	Type	PEFC (polymer electrolyte fuel cell, manufactured by Ballard)
	Output	78kW
Fuel	Type	Compressed hydrogen gas
	Storage	High-pressure hydrogen tank (350 atmospheres)
	Capacity	156.6 liters
Dimensions (L x W x H, mm)		4,165 x 1,760 x 1,645
Energy storage		Ultra Capacitor (manufactured by Honda)
Vehicle range (LA4 mode)		355 km

Publicity information relating to the Honda FCX is available from the following URL,

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Honda’s Cumulative Motorcycle Production in Thailand Reaches 10 Million Units

Bangkok, March 19, 2004—Thai Honda Manufacturing Co., Ltd. (Thai Honda) commemorated the 10 million unit milestone in local motorcycle production today, announced Asian Honda Motor Co., Ltd., Honda’s Bangkok-based ASEAN regional headquarters. Honda Motor Co., Ltd. President and CEO Takeo Fukui joined the ceremony to help celebrate the milestone, which occurred earlier this month.

Thai Honda manufactures motorcycles, general power products, and various components in Thailand. Established in 1965 as Honda’s first production factory in Thailand, Thai Honda began motorcycle production in 1967, and currently has an annual production capacity of 1.4 million units. In addition to serving the Thai market, Thai Honda is supplying component parts sets to Honda facilities in other ASEAN nations and complete motorcycles to European markets.

Following up on Honda’s commitment to equip all motorcycle products with 4-stroke engines by 2003, production at Thai Honda has also shifted completely to 4-stroke engine motorcycles. In addition, production of the Wave125i with a 125cc engine that features an electronically-controlled fuel injection system (Honda Programmed Fuel Injection, or ‘PGM-FI’) began in 2003. Thai Honda became the first company in Thailand to manufacture motorcycles equipped with fuel injection system.

“This achievement proved that our customers believe motorcycles manufactured by Thai Honda have world class quality and outstanding values,” said Fukui. “Thai Honda is one of the most efficient motorcycle production factories in the world supported by our 5,300 outstanding associates and hundreds of high quality parts suppliers.”

The motorcycle market in Thailand is expected to grow to 1.9 million units in 2004—an increase of approximately 8% compared to 2003. For 2004, Honda plans to achieve record high sales of 1.35 million units—a 6.2% increase over 2003—by offering low-price products such as Wave100 and WaveZ as well as Wave125I, which offers high fuel efficiency and low emissions.

Honda is further strengthening its motorcycle R&D functions to better meet customer needs in the growing ASEAN markets with construction of a new facility that includes test courses for Honda R&D Southeast Asia Co., Ltd. to be completed by mid-2004.

Thai Honda Manufacturing Co., Ltd.

Location:	Bangkok, Thailand
President:	Katsushige HOSHINO
Capital:	150 million baths (60% Honda Motor Co., Ltd., 23% H.P.D. Co., Ltd.)
Business Areas:	production of motorcycles, general power products, and parts (including auto-parts)
Establishment:	April 1965
Start of Production:	May 1967
Employment:	Approximately 5,300 associates
Production Capacity:	1.4 million motorcycles per year 1.3 million power products per year
Main Products:	Wave100, Wave125, WaveZ, Wave125i, Dream125, Sonic125, Innova (for European market) and CBR125R (for European market) etc.

Ref.#C04-019

Sales Increase Boosts Domestic Production

March 25, 2004—Honda Motor Co., Ltd. today announced that despite an overall decline in exports, domestic production increased in February, based on strong domestic sales of the new Odyssey, Life mini-vehicle and Fit. Overseas production also rose for the first time since December, powered by the continued growth of production in Asia.

Japan domestic sales increased by 2.8% in February and by 5% for the first two months of 2004—led by the all new Odyssey, contributing 13,984 units in February (+447%), and Honda’s best-selling vehicle of the month, Life, with sales of 16,274 units (+43%). Nearly three years after its introduction, Fit sales also remained strong with 11,780 units in February.

Domestic production increased 1.4% compared to the same month last year. Overseas production increased 1.6%, powered by Asian markets, where production increased 36.7% compared to February 2003.

With a decline in shipments to North America (-5%) and Europe (-12%), total exports fell from the pace of the previous year. However, for the first two months in 2004, total exports remain ahead of the same period in 2003 (+1%).

PRODUCTION, SALES, EXPORTS (February 2004)

PRODUCTION

	February		Annual Total - 2004
	Units	Vs.02/03	Units	Vs.2003
Domestic (CBU+CKD)	104,695	+1.4%	195,597	-7.4%
Overseas (CBU only)	149,955	+1.6%	299,841	-1.4%

Worldwide Total	254,650	+1.6%	495,438	-3.9%

OVERSEAS PRODUCTION

	February		Annual Total - 2004
	Units	Vs.02/03	Units	Vs.2003
North America	101,169	-6.8%	201,580	-10.5%
(USA only)	(66,968)	(-8.1)%	(133,095)	(-11.8)%
Europe	17,233	+0.8%	34,697	-3.4%
Asia	27,086	+36.7%	53,991	+39.6%
Others	4,467	+117.5%	9,573	+120.5%

Overseas Total	149,955	+1.6%	299,841	-1.4%

SALES (JAPAN)

	February		Annual Total - 2004
Vehicle type	Units	Vs.02/03	Units	Vs.2003
Passenger Cars & Light Trucks	41,005	-4.9%	74,071	-4.1%
(Imports)	(916)	(-30.0)%	(1,636)	(-37.5)%
Mini Vehicles	23,351	+20.0%	40,495	+26.9%

Honda Brand Total	64,356	+2.8%	114,566	+5.0%

EXPORTS

	February		Annual Total - 2004
	Units	Vs.02/03	Units	Vs.2003
North America	20,365	-5.1%	41,169	+0.7%
(USA only)	(18,003)	(-5.7)%	(37,330)	(+0.7)%
Europe	10,760	-12.1%	23,136	-10.4%
Asia	1,251	-39.4%	2,081	-43.9%
Others	7,400	+81.6%	15,514	+45.2%

Total	39,776	-0.2%	81,900	+1.0%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd.     Corporate Communications Division

Telephone:  03-5412-1512

Facsimile:   03-5412-1545

March 29, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, March 29, 2004—Honda Motor Co., Ltd. today announced that it acquired its treasury stock as follows pursuant to the provisions of Article 210 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From March 1, 2004 to March 24, 2004

(3) Aggregate number of shares acquired

2,817,000 shares

(4) Aggregate amount of acquisition

13,661,582,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the 79th Ordinary General Meeting of Shareholders held on June 24, 2003.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

25,000,000 shares

(3) Maximum amount of acquisition

100 billion yen

Number of Common Stock having been acquired from June 24, 2003 up to March 24, 2004.

(1) Aggregate number of shares acquired

19,139,200 shares

(2) Aggregate amount of acquisition

88,660,695,000 yen

ref. #M04-019

Honda To Release New Super Sport Motorcycle CBR1000RR

March 31, 2004—Honda Motor Co., Ltd. today announced that the CBR1000RR Super Sport motorcycle willl go on sale Tuesday, April 20, 2004. The CBR1000RR features a redesigned 1,000cc, liquid-cooled, four-stroke DOHC inline four-cylinder engine, and is outfitted with advanced technology inherited from Honda’s RC211V, the racing bike that for the last two years has conquered the sport’s ultimate challenge—the MotoGP World Championship Series.

Successor to the CBR954RR, which has won accolades worldwide since its debut in 1992, the CBR1000RR Fireblade features a more powerful 1,000cc engine, as well as advanced technology from the RC211—the crown jewel of Honda Racing DNA. Designed to be more competitive than ever on the race track, the new Fireblade provides superior cornering control and handling on city streets.

Not only does the new CBR1000RR Fireblade feature revolutionary RC211V technologies like the Unit Pro-Link suspension system and center-up exhaust system, it is also the world’s first production motorcycle to be equipped with the Honda Electronic Steering Damper, a unique, electronically controlled, hydraulic rotary damper. Like the RC211V, the Fireblade’s styling and fuel tank positioning are guided by the principle of mass centralization for superior maneuvering stability.

CBR1000RR

• Domestic annual sales target	2,000 units
• Manufacturer’s suggested retail price	1,207,500 yen
	(1,150,000 yen excluding consumption tax	)

(Retail price is for reference only. Insurance, taxes (other than consumption tax) and registration fees are not included.)

Publicity materials and photographs relating to the CBR1000RR are available at http://www.honda.co.jp/PR/. (This site is intended exclusively for the use of journalists.)

Light and compact, the Fireblade’s redesigned engine delivers robust power output. Honda coupled the new engine with an electronically controlled PGM-DSFI Dual Sequential Fuel Injection system realizing efficient fuel combustion at all engine speeds and optimized power output characteristics.

Other enhanced features include the highly effective Honda Ignition Security System (HISS) for improved theft deterrence, and compact, multifunction digital LCD meters on the instrument panel.

The Fireblade is available in brilliant Winning Red, daring Force Silver Metallic, and a traditional tricolor Pearl Fadeless White.

=Main Features=

•	A redesigned compact, lightweight engine with Honda’s PGM-DSFI Fuel Injection system

The CBR1000RR is outfitted with a newly designed, compact, lightweight, liquid-cooled, four-stroke, DOHC, four-valve inline four-cylinder 998cc engine featuring the newly adopted PGM-DSFI Dual Sequential Fuel Injection system, programmed to operate the Fireblade’s second injector only when the engine speed exceeds 3,000 rpm and the throttle is opened to a ratio greater than 4:1. The result is an ideal air-fuel mixture at all engine speeds for improved fuel combustion efficiency and optimum power output characteristics. A new, direct air-injection system (Ram Air System) is equipped with a flap at the ram air intake mouth regulated by an electronic control unit that optimizes air intake to engine speed, providing a dramatic surge in midrange- to high-speed power, and swift throttle response.

•	World’s first production motorcycle equipped with the Electronic Steering Damper (HESD)

Proven to enhance stability at high speed on the RC211V, Honda’s Electronic Steering Damper is a revolutionary hydraulic rotary steering damper mounted on the steering head. The world’s first electronically controlled steering damper, the HESD provides nimble handling at low speeds, and improved attenuation of road noise and vibration for stable handling at high speeds. The system employs electronic controls to optimize dampening characteristics in accordance with traveling speed and acceleration.

•	Unit Pro-Link Rear Suspension System for effective handling stability

Also used on the RC211V, the revolutionary configuration of the Unit Pro-Link Rear Suspension System has no shocks mounted on the main frame, reducing the shock normally transmitted from the suspension system to the upper part of the main frame. This eliminates the need for structural rear-suspension support members on the frame, providing optimal stiffness in turning, as well as reduced weight. It also reduces chassis movement associated with road surface conditions, improving riding comfort.

•	Styled in the image of Honda’s MotoGP-conquering RC211V racer

Designed to resemble the RC211V, the compact front cowl features minimal frontal projection to minimize air resistance at high speed. The design also reduces the bike’s weight and enables highly responsive control. The new center-up exhaust system is mounted on the inside of the rear cowl to place the center of gravity in the middle of the motorcycle. This configuration provides stable driving while imparting an aggressive look to the rear of the machine.

•	Rider-friendly instrument panel

The compact, lightweight instrument panel features LCD readouts positioned around a large, analog tachometer. To the right of the tachometer is an LCD digital speedometer and clock; at left is a dual-trip and odometer readout. The panel also sports a REV indicator that helps increase riding efficiency on the road and on the racing circuit. Users can set the flashing speed of the indicator lamp.

•	Improved theft deterrence system

•	The highly effective anti-theft Honda Ignition Security System is a standard feature of the new Fireblade.

•	Space has been provided for installing a unit for accessing SECOM Co., Ltd.’s CoCoSecom Location Services.

•	Utility space has been provided under the pillion seat that can be used for carrying a U-lock.

Specifications

Model Name		CBR1000RR
Model Type		Honda BC-SC57
L x W x H	(m)	2.025 x 0.720 x 1.120
Wheelbase	(m)	1.410
Ground Clearance	(m)	0.130
Seat Height	(m)	0.820
Vehicle Weight	(kg)	210
Dry Weight	(kg)	181
Number of Riders		2
Fuel Consumption	(km/l)	23.0 (test running at 60km/h)
Turning Radius	(m)	3.2
Engine Type		SC57E, Liquid-cooled 4-stroke DOHC inline-4
Displacement	(cm3)	998
Bore x Stroke	(mm)	75.0 x 56.5
Compression Ratio		11.9
Max. Power Output	(kW[PS]/rpm)	69[94]/10,000
Max. Torque	(N•m[kg•m]/rpm)	84[8.6]/6,000
Carburation		PGM-DSFI electronic fuel injection
Starter		Electric self-starter
Ignition		Computer-controlled digital transistorized with electronic advance
Lubrication		Pressure feed/sprayed
Fuel Tank Capacity	(l)	18
Clutch		Wet, multiplate with coil springs
Transmission		Constant mesh, 6-speed return
Gear Ratios	1	2.538
	2	1.941
	3	1.578
	4	1.380
	5	1.250
	6	1.160
Reduction (Primary / Final)		1.604/2.500
Caster Angle (degrees) / Trail (mm)		23°45´/102
Tire Size	Front	120/70ZR17 M/C (58W)
	Rear	190/50ZR17 M/C (73W)
Brake	Front	Dual hydraulic disc
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Swing arm
Frame		Diamond

(ENGLISH TRANSLATION)

NOTICE OF RECORD DATE

It is hereby notified that pursuant to the provisions of Article 9 of the Articles of Incorporation of the Company, the shareholders appearing on the Shareholders’ register as of March 31, 2004 (the Record Date) shall be the shareholders entitled to exercise the rights of shareholders at the 80th Ordinary General Meeting of Shareholders scheduled to be held in late June 2004.

March 12, 2004

HONDA MOTOR CO., LTD.

No. 1-1, 2-chome,

Minami-Aoyama,

Minato-ku, Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-Chome, Minato-ku,

Tokyo

Forwarding offices:

All branch offices of the Chuo Mitsui Trust and Banking Co., Ltd. and the principle and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

March 12, 2004

Proxy Department

The New York Stock Exchange, Inc.

20 Broad Street

New York, N.Y. 10005

U.S.A.

Attention:	Mr. Richard Ginivan Proxy Department Ms. Cecilia Cheung Operation Representative

Notice of Record Date and Proposed Year End

Dividend for Period ending March 31, 2004

Dear Sirs or Mesdames,

Honda Motor Co., Ltd. (the “Company”) intends to recommend, subject to resolution to be adopted by the Board of Directors’ meeting which is scheduled to be held during the month of April 2004, to the Ordinary General Meeting of Shareholders for the annual fiscal period ending March 31, 2004, which is scheduled to be held during the month of June 2004, the distribution of a year-end cash dividend at the rate of 19.0 Japanese yen per share of the Company’s Common Stock, the amount of the foregoing dividend per American Share will be 9.5 Japanese yen. Since at present the yen-dollar exchange rate is floating, the Company cannot predict any specific dollar amount, which would be obtained from the actual conversion of the yen amount of the dividend into U.S. dollar at the time of payment thereof.

This information is furnished to you in accordance to the provisions of the Company’s Undertaking dated January 28, 1977 and Listing Agreement dated January 28, 1977 with your Exchange.

Yours sincerely,

HONDA MOTOR CO., LTD.

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

cc:	Ms. Tia Smalls
ADR Client Service, JP Morgan
Mr. T.Oshima
Honda North America, New York Office

CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2002 and 2003

Financial Highlights

	Millions of yen				Millions of U.S. dollars
	Three months		Nine months		Three months	Nine months
	2002	2003	2002	2003	2003	2003
Net sales and other operating revenue	¥1,989,239	¥1,992,245	¥5,842,850	¥6,017,676	$18,597	$56,172
Operating income	158,978	161,130	482,847	463,001	1,504	4,322
Income before income taxes	158,709	203,581	432,410	535,462	1,900	4,998
Net income	115,167	151,050	309,946	390,228	1,410	3,643

	Yen				U.S. dollars
Basic net income per
Common share	¥118.63	¥158.66	¥318.59	¥407.87	$1.48	$3.81
American depositary share	59.31	79.33	159.29	203.93	0.74	1.90

Explanatory note:

The number of treasury stock has been excluded from the calculation for basic net income.

Unit Sales Breakdown

	Thousands of units
	Three months				Nine months
	2002		2003		2002		2003
MOTORCYCLES
Japan	94	(94)	86	(86)	309	(309)	300	(300)
North America	149	(85)	190	(109)	440	(223)	429	(231)
Europe	58	(57)	50	(47)	213	(207)	208	(200)
Asia	1,645	(1,645)	1,832	(1,832)	4,462	(4,462)	5,021	(5,021)
Others	199	(195)	209	(207)	588	(579)	628	(621)

Total	2,145	(2,076)	2,367	(2,281)	6,012	(5,780)	6,586	(6,373)

Explanatory note:

This category includes motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts. The figures in parentheses show the number of unit sales of motorcycles (and relevant parts) only.

AUTOMOBILES
Japan	202		177		628		506
North America	388		407		1,120		1,189
Europe	39		44		143		157
Asia	44		76		139		239
Others	29		43		78		99

Total	702		747		2,108		2,190

POWER PRODUCTS

Japan	101		109		353		354
North America	260		415		1,160		1,468
Europe	274		302		698		723
Asia	145		153		457		470
Others	82		85		200		244

Total	862		1,064		2,868		3,259

Net Sales Breakdown

	Millions of yen
	Three months				Nine months
	2002		2003		2002		2003
MOTORCYCLE BUSINESS
Japan	¥22,139	(10.2)%	¥20,157	(8.9)%	¥74,114	(10.4)%	¥71,060	(10.1)%
North America	75,689	(34.8)	82,218	(36.3)	239,943	(33.6)	212,752	(30.3)
Europe	30,757	(14.2)	26,624	(11.8)	117,978	(16.4)	124,423	(17.8)
Asia	54,963	(25.3)	55,971	(24.7)	162,219	(22.7)	175,852	(25.1)
Others	33,686	(15.5)	41,403	(18.3)	120,814	(16.9)	117,357	(16.7)

Total	¥217,234	(100.0)%	¥226,373	(100.0)%	¥715,068	(100.0)%	¥701,444	(100.0)%

AUTOMOBILE BUSINESS
Japan	¥377,651	(23.1)%	¥349,140	(21.5)%	¥1,135,792	(24.0)%	¥980,387	(20.0)%
North America	1,026,329	(62.7)	993,448	(60.9)	2,888,339	(61.1)	3,009,238	(61.4)
Europe	83,018	(5.1)	98,301	(6.0)	287,283	(6.1)	350,470	(7.2)
Asia	102,676	(6.3)	117,469	(7.2)	280,546	(5.9)	380,562	(7.8)
Others	47,765	(2.8)	72,107	(4.4)	136,992	(2.9)	177,066	(3.6)

Total	¥1,637,439	(100.0)%	¥1,630,465	(100.0)%	¥4,728,952	(100.0)%	¥4,897,723	(100.0)%

FINANCIAL SERVICES
Japan	¥5,184	(8.6)%	¥5,024	(8.5)%	¥16,457	(9.3)%	¥15,327	(8.3)%
North America	53,744	(88.9)	51,277	(87.2)	156,984	(88.4)	162,470	(87.8)
Europe	1,434	(2.4)	1,864	(3.2)	4,023	(2.3)	5,425	(2.9)
Asia	70	(0.1)	236	(0.4)	84	(0.0)	594	(0.3)
Others	—	(—)	414	(0.7)	—	(—)	1,235	(0.7)

Total	¥60,432	(100.0)%	¥58,815	(100.0)%	¥177,548	(100.0)%	¥185,051	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	¥33,732	(45.4)%	¥33,648	(43.9)%	¥89,389	(40.4)%	¥91,227	(39.1)%
North America	17,739	(23.9)	19,016	(24.8)	68,774	(31.1)	71,024	(30.4)
Europe	12,429	(16.8)	12,685	(16.6)	36,120	(16.3)	38,409	(16.4)
Asia	6,635	(9.0)	6,883	(9.0)	17,532	(7.9)	21,155	(9.1)
Others	3,599	(4.9)	4,360	(5.7)	9,467	(4.3)	11,643	(5.0)

Total	¥74,134	(100.0)%	¥76,592	(100.0)%	¥221,282	(100.0)%	¥233,458	(100.0)%

TOTAL
Japan	¥438,706	(22.0)%	¥407,969	(20.5)%	¥1,315,752	(22.5)%	¥1,158,001	(19.2)%
North America	1,173,501	(59.0)	1,145,959	(57.5)	3,354,040	(57.4)	3,455,484	(57.5)
Europe	127,638	(6.4)	139,474	(7.0)	445,404	(7.6)	518,727	(8.6)
Asia	164,344	(8.3)	180,559	(9.1)	460,381	(7.9)	578,163	(9.6)
Others	85,050	(4.3)	118,284	(5.9)	267,273	(4.6)	307,301	(5.1)

Total	¥1,989,239	(100.0)%	¥1,992,245	(100.0)%	¥5,842,850	(100.0)%	¥6,017,676	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses includes revenue from sales of power products and relevant parts, leisure businesses and trading.

TO OUR SHAREHOLDERS

•	Third Quarter Results

Honda’s consolidated net income for the fiscal third quarter ended December 31, 2003 totaled ¥151.0 billion ($1,410 million), an increase of 31.2% from the corresponding period in 2002. Basic net income per common share for the quarter amounted to ¥158.66 ($1.48), compared with ¥118.63 for the same period in 2002. Two of Honda’s American depositary shares represent one common share.

Unit sales in all of Honda’s business categories, namely motorcycles, automobiles and power products, increased for the quarter, and consolidated net sales and other operating revenue (herein referred to as “revenue”) amounted to ¥1,992.2 billion ($18,597 million), remaining virtually unchanged from the corresponding period in 2002.

Revenue included currency translation effects, which had a negative impact on foreign currency denominated revenue from Honda’s overseas subsidiaries translated into yen. Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2002, revenue for the quarter would have increased approximately 6.3%.

Consolidated operating income for the fiscal third quarter totaled ¥161.1 billion ($1,504 million), an increase of 1.4% compared with the corresponding period in 2002.

This increase in operating income was primarily due to increased profit coming from higher revenue and Honda’s ongoing cost reduction, offsetting such negative impacts as appreciation of the yen and an increase in research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled ¥203.5 billion ($1,900 million), an increase of 28.3% from the corresponding period in 2002.

•	Nine-Month Results

Honda’s consolidated net income for the fiscal nine months ended December 31, 2003 totaled ¥390.2 billion ($3,643 million), an increase of 25.9% from the previous year. Basic income per common share for the fiscal nine months amounted to ¥407.87 ($3.81), compared with ¥318.59 for the corresponding period a year ago.

Revenue for the fiscal nine months amounted to ¥6,017.6 billion ($56,172 million), an increase of 3.0% from last year.

Revenue included the negative effect of currency translation. Honda estimates that if the exchange rate of yen had not changed from the previous year, revenue for the year would have increased approximately 6.7%.

Consolidated operating income for the fiscal nine months totaled ¥463.0 billion ($4,322 million), a decrease of 4.1% compared with the corresponding period last year.

This decrease in operating income was primarily due to such negative impacts as appreciation of the yen and increases in selling, general and administrative (SG&A) and R&D expenses, which offset increased profit from higher revenue and continuing cost reduction.

Consolidated income before income taxes for the fiscal nine months totaled ¥535.4 billion ($4,998 million), an increase of 23.8% compared with the previous year.

With respect to Honda’s sales for the fiscal nine months by business segment, motorcycle unit sales increased 9.5%, to 6,586,000 units. In Japan, unit sales decreased 2.9%, to 300,000, and overseas unit sales increased 10.2%, to 6,286,000. Revenue decreased 1.9%, to ¥701.4 billion ($6,548 million). This decrease in revenue was due primarily to appreciation of the yen. Operating income decreased 58.9%, to ¥15.6 billion ($146 million).

Honda’s unit sales related to automobiles for the fiscal nine months increased 3.9%, to 2,190,000 units. Of them, unit sales in Japan decreased 19.4%, to 506,000, and overseas unit sales increased 13.8%, to 1,684,000. Revenue increased 3.6%, to ¥4,897.7 billion ($45,718 million), due to an increase in overseas unit sales, which offset the negative impact of the yen appreciation. Operating income decreased 1.3%, to ¥385.5 billion ($3,599 million).

Revenue from financial services increased 4.1%, to ¥187.2 billion ($1,748 million). Operating income increased 14.2%, to ¥55.6 billion ($520 million).

For power products, unit sales in Japan totaled 354,000 units, remaining almost unchanged from the same period last year, and overseas unit sales increased 15.5%, to 2,905,000. In total, unit sales for power products for the fiscal nine months was up 13.6%, to 3,259,000, compared with the previous year. Revenue from power product and other businesses increased 5.0%, to ¥241.7 billion ($2,257 million). Operating income increased 7.9%, to ¥6.1 billion ($58 million).

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan revenue decreased 2.6%, to ¥2,849.3 billion ($26,597 million), due mainly to decreased unit sales in the motorcycle and automobile businesses. Operating income decreased 29.5%, to ¥108.1 billion ($1,010 million).

In North America, revenue increased 2.7%, to ¥3,552.7 billion ($33,163 million), due to strong sales in the automobile and power product businesses, which offset the negative impact of the yen appreciation. Operating income decreased 2.0%, to ¥270.4 billion ($2,525 million).

Revenue and operating income in Europe for the fiscal nine months increased 17.9%, to ¥658.4 billion ($6,146 million), and 405.7%, to ¥18.8 billion ($176 million), respectively. This increase was due mainly to increased unit sales in the automobile business, as well as the positive impact of currency translation effects.

In Asia, due to continued strong sales in the motorcycle and automobile businesses, revenue increased 35.1%, to ¥499.3 billion ($4,662 million). Operating incomee increased 14.7%, to ¥35.0 billion ($328 million).

Revenue from Others for the fiscal nine months increased 21.9%, to ¥255.0 billion ($2,381 million), due mainly to increased unit sales in the automobile, motorcycle and power product businesses, which offset the negative impact of currency translation effects. Operating income decreased 5.6%, to ¥19.4 billion ($181 million).

March 2004

Takeo Fukui

President and Chief Executive Officer

NEWS BRIEFS

North America

•	The Honda SUT Concept Debuts at 2004 North American International Auto Show

The Honda SUT Concept made its world debut at the 2004 North American International Auto Show as American Honda Motor Co., Inc., announced plans for the launch of an all-new sport-utility truck, slated for introduction in calendar year 2005. The all-new model will be based on Honda’s Global Light Truck Platform and produced by Honda Canada Manufacturing Inc. in Alliston, Ontario.

The Honda SUT Concept is a next-generation truck that takes a clean slate approach to the light truck segment by combining a roomy and practical SUV-style interior and a pickup-style cargo bed with traditional Honda strengths—refined styling, superior ergonomics, innovative design and world-class quality. Taking advantage of its unibody underpinnings, the Honda SUT Concept offers superior packaging efficiency, ride comfort and handling dynamics when compared to traditional truck-based vehicles in the class.

Envisioned as a next-generation truck, the Honda SUT Concept’s reinforced unibody chassis design allows for new inroads into the light truck market, where truck utility is combined with innovative packaging, sporty handling and advanced safety technology.

Built around the image of an active young father, the Honda SUT Concept represents a fusion of this “cool dad’s” family life and active lifestyle—where everyday work and family responsibilities are combined with weekend sports, hobbies and family activities in one highly practical, rugged and functional vehicle.

Combining fun-to-drive performance with environmental responsibility, the Honda SUT Concept is powered by a high-performance, high-torque, all-aluminum VTEC V-6 engine, which, coupled with an advanced electronically controlled four-wheel-drive system, provides outstanding all-weather handling performance and medium-duty towing and off-road capabilities, as well as ultra-low emissions and class-leading fuel efficiency.

With its wide track and sophisticated four-wheel, fully independent suspension, the Honda SUT Concept also delivers a new level of ride comfort and handling prowess to the light truck segment.

Honda SUT Concept

Japan

•	Flight Tests of Honda Experimental Business Jet Begin

Honda Motor Co., Ltd., announced that the HondaJet, its new experimental compact business jet equipped with Honda-developed HF118 jet engines, successfully completed initial flight tests this month in the United States at North Carolina’s Piedmont Triad Airport.

Compared with conventional jets, this experimental aircraft offers superior fuel efficiency and remarkable cabin space. The engines are optimally positioned on the upper surface of the main wing in a unique configuration that reduces drag at high speeds and increases cruising efficiency. This layout also eliminates the need for structural engine mounts in the fuselage, creating over 30% more cabin space than in a conventional aircraft.

Honda began research into compact business jets in 1986, using engines provided by other manufacturers. The HF118 Turbofan Engine-equipped HondaJet is the first Honda-developed aircraft to be outfitted with a Honda engine, a significant milestone for the Company and the industry.

Other

•	Honda Strengthens Function of Regional Operation Center in China

Honda Motor announced that it will establish a new wholly-owned subsidiary in China—Honda Motor (China) Investment Co., Ltd.—with the objective of strengthening the function of its regional operation center there. The new company will be responsible for developing Honda’s overall business strategy in China and representing Honda Group companies in various areas, including corporate communications and intellectual property management. The company is expected to begin operations in February 2004.

Honda currently has 11 joint ventures and subsidiaries in China for its motorcycle, automobile and power equipment businesses. In April 2003, Honda established its sixth regional operation worldwide to manage Honda’s growing operations in China more comprehensively. The new company will consolidate the regional headquarters functions and ensure that management decision making is deeply-rooted in local market conditions and the needs of the customer. This strategy enables Honda to optimize its businesses to respond quickly to changes in the business environment of this rapidly growing market.

The new company will serve as a holding company with various stakes in each Honda company in China. In this way, the company can make timely decisions on the allocation of business resources within the region. The specific investment of Honda Motor (China) Investment in each business subsidiary is to be determined.

Since 1994, Honda has managed its global operations through a “matrix” system, including both regional operations and its major business line operations. Under this system, Honda’s six regional operations—Japan, North America, South America, Europe, Asia/Oceania and China—are empowered to make strategic decisions in various business areas, including product line-up, manufacturing, sales and investments. At the same time, headquarters functions for each business line—automobile, motorcycle, power equipment and parts—make cross-regional decisions and strategic adjustments to optimize the efficiency of Honda operations globally.

CONSOLIDATED BALANCE SHEETS

Honda Motor Co., Ltd., and Subsidiaries

December 31, 2002 and March 31 and December 31, 2003

	Millions of yen
	Dec. 31, 2002 (Unaudited)	Mar. 31, 2003 (Audited)	Dec. 31, 2003 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥498,078	¥547,404	¥643,020
Trade accounts and notes receivables	368,939	444,498	288,090
Finance subsidiaries—receivables, net	923,998	1,097,541	1,076,092
Inventories	703,389	751,980	775,710
Deferred income taxes	191,697	202,376	189,512
Other current assets	250,343	248,561	322,493

Total current assets	2,936,444	3,292,360	3,294,917

Finance subsidiaries—receivables, net	2,172,678	2,230,020	2,271,854
Investments and advances	395,342	412,971	516,362
Property, plant and equipment, at cost:
Land	337,336	342,991	349,417
Buildings	912,892	942,747	929,254
Machinery and equipment	2,024,448	2,023,724	1,988,260
Construction in progress	103,621	72,112	103,680

	3,378,297	3,381,574	3,370,611
Less accumulated depreciation	1,995,614	1,987,231	1,993,496

Net property, plant and equipment	1,382,683	1,394,343	1,377,115

Other assets	244,869	351,597	370,517

Total assets	¥7,132,016	¥7,681,291	¥7,830,765

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,007,693	¥877,954	¥565,988
Current portion of long-term debt	187,921	304,342	436,974
Trade payables	754,608	830,671	741,745
Accrued expenses	666,898	777,492	734,251
Income taxes payable	37,939	64,179	48,307
Other current liabilities	245,521	267,752	317,841

Total current liabilities	2,900,580	3,122,390	2,845,106

Long-term debt	1,035,412	1,140,182	1,409,902
Other liabilities	568,319	788,999	801,024

Total liabilities	¥4,504,311	¥5,051,571	¥5,056,032

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,529	172,719
Legal reserves	29,391	29,391	32,418
Retained earnings	3,044,948	3,161,664	3,515,324
Adjustments from foreign currency translation	(499,327)	(469,472)	(635,988)
Net unrealized gains on marketable equity securities	6,515	14,820	32,846
Minimum pension liabilities adjustments	(187,824)	(308,513)	(308,532)

Accumulated other comprehensive loss	(680,636)	(763,165)	(911,674)

Treasury stock	(24,594)	(56,766)	(120,121)

Total stockholders’ equity	¥2,627,705	¥2,629,720	¥2,774,733

Total liabilities and stockholders’ equity	¥7,132,016	¥7,681,291	¥7,830,765

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (UNAUDITED)

Honda Motor Co., Ltd. and Subsidiaries

For the three months and nine months ended December 31, 2002 and 2003

	Millions of yen
	Three months		Nine months
	2002	2003	2002	2003
Net sales and other operating revenue	¥1,989,239	¥1,992,245	¥5,842,850	¥6,017,676
Operating costs and expenses:
Cost of sales	1,374,953	1,373,485	3,989,817	4,158,394
Selling, general and administrative	348,850	345,490	1,050,705	1,065,269
Research and development	106,458	112,140	319,481	331,012

Operating income	158,978	161,130	482,847	463,001
Other income:
Interest	1,631	1,598	5,724	6,895
Other	5,748	47,994	10,513	87,406
Other expenses:
Interest	3,271	1,926	9,648	7,453
Other	4,377	5,215	57,026	14,387

Income before income taxes	158,709	203,581	432,410	535,462
Income taxes	58,928	77,534	166,112	206,236

Income before equity in income of affiliates	99,781	126,047	266,298	329,226
Equity in income of affiliates	15,386	25,003	43,648	61,002

Net income	115,167	151,050	309,946	390,228
Retained earnings:
Balance at beginning of period	2,945,720	3,382,512	2,765,600	3,161,664
Cash dividends paid	(15,560)	(18,155)	(30,176)	(33,541)
Transfer to legal reserves	(379)	(83)	(422)	(3,027)

Balance at end of period	¥3,044,948	¥3,515,324	¥3,044,948	¥3,515,324

Depreciation	¥51,069	¥44,442	¥150,088	¥144,628
Capital expenditures	52,594	44,739	185,884	172,772

	Yen
Basic net income per:
Common share	¥118.63	¥158.66	¥318.59	¥407.87
American depositary share	59.31	79.33	159.29	203.93

Explanatory note:

The number of treasury stock has been excluded from the calculation for basic net income.

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

For the nine months ended December 31, 2003

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥701,444	¥4,897,723	¥185,051	¥233,458	¥6,017,676	¥—	¥6,017,676
Intersegment sales	0	0	2,171	8,307	10,478	(10,478)	—

Total	¥701,444	¥4,897,723	¥187,222	¥241,765	¥6,028,154	¥(10,478)	¥6,017,676
Cost of sales, SG&A and R&D expenses	685,826	4,512,209	131,546	235,572	5,565,153	(10,478)	5,554,675

Operating income	¥15,618	¥385,514	¥55,676	¥6,193	¥463,001	¥0	¥463,001

Explanatory notes:

1.	Segmentation of Business

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment, as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle Business	Motorcycles, ATVs, personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, ATVs and personal watercraft
Automobile Business	Automobiles and relevant parts	Compact cars, sub-compact cars and minivehicles
Financial Services	Financial and insurance services	N/A
Power Product & Other Businesses	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers and outboard engines

3.	The Company changed the title of Other businesses to Power product and other businesses because the new title results in a better presentation of the Company’s business.

Geographical Segment Information

For the nine months ended December 31, 2003

	Millions of yen
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥1,342,276	¥3,463,206	¥509,787	¥456,845	¥245,562	¥6,017,676	¥—	¥6,017,676
Transfers between geographical segments	1,507,037	89,586	148,629	42,546	9,481	1,797,279	(1,797,279)	—

Total	¥2,849,313	¥3,552,792	¥658,416	¥499,391	¥255,043	¥7,814,955	¥(1,797,279)	¥6,017,676
Cost of sales, SG&A and R&D expenses	2,741,140	3,282,329	639,614	464,296	235,607	7,362,986	(1,808,311)	5,554,675

Operating income	¥108,173	¥270,463	¥18,802	¥35,095	¥19,436	¥451,969	¥11,032	¥463,001

Explanatory note:

Geographic Segment

Asia was previously included in Others. Currently, Asia is separately presented in the Geographic segment.

Overseas Sales

For the nine months ended December 31, 2003

	Millions of yen
	North America	Europe	Asia	Others	Total
Overseas sales	¥3,455,484	¥518,727	¥578,163	¥307,301	¥4,859,675
Consolidated sales					¥6,017,676
Overseas sales ratio to consolidated sales	57.4%	8.6%	9.6%	5.2%	80.8%

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except for all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal third quarter ended December 31, 2003 were ¥108.92=U.S.$1 and ¥129.44=€1. The average exchange rates for the corresponding period last year were ¥122.58=U.S.$1 and ¥122.55=€1. The average exchange rates for the fiscal nine months ended December 31, 2003 were ¥115.01=U.S.$1 and ¥132.12=€1, as compared with ¥122.95=U.S.$1 and ¥118.81=€1 for the corresponding period last year.

3.	U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥107.13=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo Foreign Exchange Market on December 30, 2003.

4.	The Company’s common stock-to-ADR exchange rate has been changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive loss consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Millions of yen
For the three months ended Dec. 31	2002	2003
Net income	¥115,167	¥151,050
Other comprehensive loss	(50,274)	(67,144)

Comprehensive income	¥64,893	¥83,906

	Millions of yen
For the nine months ended Dec. 31	2002	2003
Net income	¥309,946	¥390,228
Other comprehensive loss	(201,461)	(148,509)

Comprehensive income	¥108,485	¥241,719

6.	Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the presentation used for the fiscal third quarter and the fiscal nine months ended December 31, 2003.

7.	The number of treasury stock has been excluded from the calculation for basic net income.

INVESTOR INFORMATION

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue,

New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued

974,414,215 (as of December 31, 2003)

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: (03) 3423-1111

URL: http://world.honda.com/

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: (212) 355-9191

Honda Motor Europe Limited

470 London Road,

Slough, Berkshire SL3 8QY, U.K.

Phone: (01753) 590-590

Printed in Japan

on recycled paper